Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Kingsway adopts tax benefit preservation plan

     TORONTO, Sept. 28 /CNW/ - (TSX: KFS, NYSE: KFS) Kingsway Financial
Services Inc. ("Kingsway" or the "Company") announced today that the Company has implemented, effective today, a tax benefit preservation plan (the "Plan")
designed for the sole purpose of protecting the value of the net operating losses (NOLs) accumulated in the Company's United States subsidiaries. Subject to shareholder confirmation, the Plan is designed to deter acquisitions of common shares that could limit the Company's ability under US tax laws from using its NOLs to reduce potential US federal income tax liabilities. The Plan will penalize the economic interests of any person or group which acquires 5%
or more of the Company's outstanding common shares without the approval of the board of the Company. The Plan provides a limited grandfathering provision for existing 5% plus shareholders of the Company.
     The Company will seek shareholder confirmation of the Plan at a special meeting of the shareholders to be held on Thursday, October 28, 2010.
     A detailed description of the Plan will be included in the management information circular to be mailed to shareholders in connection with the special meeting in the first week of October. The Plan is now available for inspection on the Company's website, www.kingsway-financial.com and will be available on SEDAR.

     About the Company

     Kingsway Financial Services Inc. ("Kingsway" or the "Company") focuses on non-standard automobile insurance in the United States of America. Kingsway's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock
Exchange and the New York Stock Exchange, under the trading symbol "KFS".

     Forward-Looking Statements

     This press release includes forward-looking statements that are subject to risks and uncertainties. These statements relate to future events or future performance and reflect management's current expectations and assumptions. The words "anticipate", "expect", "believe", "may", "should", "estimate",
"project", "intend", "forecast" or similar words are used to identify such forward-looking information. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management of Kingsway. A number of factors could cause actual events, performance or results to differ materially from the events performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see
Kingsway's securities filings, including its 2009 Annual Report under the heading Risk Factors in the Management's Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators'
website at www.sedar.com, and on the EDGAR section of the U.S. Securities and
Exchange Commission's website at www.sec.gov or Kingsway's website at
www.kingsway-financial.com. Except as expressly required by applicable securities law, Kingsway disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     %CIK: 0001072627

     /For further information: /
     (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 18:11e 28-SEP-10